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                            December 22, 2022

       Alan Yue Zhuo
       Chief Financial Officer
       DiDi Global Inc.
       No. 1 Block B, Shangdong Digital Valley
       No. 8 Dongbeiwang West Road
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: DiDi Global Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 001-40541

       Dear Alan Yue Zhuo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 2

   1. We note that your definition of China and the PRC excludes Hong Kong, Macau and
                                                        Taiwan. Please revise
to clarify that the legal and operational risks associated with operating in China also
apply to operations in Hong Kong and Macau. This disclosure
                                                        may appear in the
definition itself or in another appropriate discussion of legal and operational risks
applicable to the company.
 Alan Yue Zhuo
FirstName LastNameAlan   Yue Zhuo
DiDi Global Inc.
Comapany22,
December  NameDiDi
              2022 Global Inc.
December
Page 2    22, 2022 Page 2
FirstName LastName
2. We note that your definition of "the VIEs" or "the variable interest entities" refers to "our variable interest entities." Please revise to refrain from using terms
such as    we    or    our
         when describing activities or functions of the VIEs. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity. Summary of Risk Factors, page 3

3. In your Summary of Risk Factors, disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 3. Key Information, page 6

4. We note your disclosure regarding the permissions required for your operations. Revise to also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer your securities to foreign investors.
         State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to
approve the VIE   s
         operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we also note your disclosure that the company is subject to a cybersecurity review and rectification measures in China. Revise to discuss in greater
         detail the current status of the company   s cybersecurity review to
include details regarding
         the review steps, specific rectification measures required to fully cooperate with such review and associated timing. Clarify how your operations have been or, will be, impacted by such review (including whether your operations are expected to change
 Alan Yue Zhuo
DiDi Global Inc.
December 22, 2022
Page 3
         once the cybersecurity review is completed). We note certain responsive disclosure was contained in a Form 6-K filed on May 11, 2022, however, we also note press reports that the apps you were required to take down have since been restored and that you were assessed a fine for data breaches. Such disclosure should be updated, revised and additional specific details should be provided so that investors can fully understand the current status of the company's cybersecurity review and its impact on your business and operations. Lastly, please revise the associated risk factor on page 15 and the annual report throughout accordingly.
Our Holding Company Structure and Contractual Arrangements with the VIEs, page
6

5. Please disclose that your holding company structure involves unique risks to investors.
         Where you state that you could could be subject to severe penalties or be forced to relinquish your interests in your subsidiaries, revise to state that this would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please also revise the associated risk factor on page 39 accordingly.
6. We note your disclosure regarding the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Please revise your
         disclosure to make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7.       Please revise to provide a diagram of the company   s corporate
structure, identifying the
         person or entity that owns the equity in each depicted entity. With respect to the disclosed contractual arrangements with the VIEs (in the diagram to be included here), please revise
         to use dashed lines without arrows.
8. We note your disclosure that "[a]s a result of the contractual arrangements, [you] have effective control over and are considered the primary beneficiary of the VIEs." We also note that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs.
       Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the
FirstName LastNameAlan Yue Zhuo
       VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the
Comapany    NameDiDi
       primary          Global
                beneficiary     Inc.VIEs for accounting purposes. Please revise
the annual report
                             of the
       throughout
December   22, 2022asPage
                      applicable.
                           3
FirstName LastName
 Alan Yue Zhuo
FirstName LastNameAlan   Yue Zhuo
DiDi Global Inc.
Comapany22,
December  NameDiDi
              2022 Global Inc.
December
Page 4    22, 2022 Page 4
FirstName LastName
Permissions Required from the PRC Authorities for Our Operations, page 7

9. We note your disclosure that "[your] PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for [your] business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
10. With respect to the disclosure in this section, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.
11. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Cash and Asset Flows through Our Organization, page 8

12. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
13. Please amend this section and your Summary of Risk Factors on page 3 and risk factors to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.
14. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.
D. Risk Factors, page 14

15.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or
 Alan Yue Zhuo
DiDi Global Inc.
December 22, 2022
Page 5
         completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, given your cybersecurity review, please discuss these risks based on your current facts and circumstances, as these risks appear to be directly applicable to the company.
New cybersecurity and data security measures and regulations..., page 15

16. We note that the risk factor discloses a number of new or proposed laws and regulations related to privacy, data protection and information security. We also note that the risk factor only generally describes the new or proposed laws and regulations but doesn't evaluate how the company will actually be impacted or affected by the new or proposed laws and regulations. Despite substantial uncertainties, please revise to clarify and specifically address if you believe these new or proposed laws and regulations will impact or affect the company and its business and any future offerings based upon the company's various networks, platforms, types of data collected, number of users, etc. Lastly, please also revise the company's permissions and approvals discussions, as applicable.
Item 4. Information on the Company
Chengxin Preferred Shares and Convertible Note, page 68

17.      We note that you entered into a shareholders agreement with Chengxin
and Chengxin   s A-
         1 and A-2 round investors, pursuant to which Chengxin   s A-1 and A-2
round investors
         have the right, exercisable under certain limited circumstances, such as if Chengxin does not consummate a qualified IPO within five years of the closing of its Series A funding round, to exchange all or part of their Chengxin preferred shares into shares in your company. Please tell us how you are accounting for the exchange rights and how they were considered in the deconsolidation of Chengxin. Also, disclose the terms of the exchange feature and call option on page F-51 and tell us what their fair value was.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameAlan Yue Zhuo                               Sincerely,
Comapany NameDiDi Global Inc.
December 22, 2022 Page 5                                      Division of
Corporation Finance
FirstName LastName                                            Office of Trade &
Services